Amendments to Fort James Corporation
Canadian Employees Stock Purchase Plan

The Fort James Corporation Canadian Employees Stock Purchase Plan (the "Plan") is hereby amended, effective January 1, 1997, as follows:

1. Section 7 of the Plan (Additional Employer Contributions) is amended by replacing the first sentence with the following:

     A Participating Employer shall make out of profits an Additional Employer Contribution on or before March 31 of each calendar year (other than, for greater certainty, 1990) in respect of each Accountholder employed by it on the preceding December 31 who has not, during either of the two calendar years immediately preceding such March 31, made a withdrawal from his Restricted Account.

2. Section 8 of the Plan (Accounts and Allocations to Accountholders) is amended by replacing section 8(a) with the following:

     8. ACCOUNTS AND ALLOCATIONS TO ACCOUNTHOLDERS

       (a) The Trustee shall establish and maintain the following accounts:

           (i) a Restricted Account, to which shall be credited at any particular time Basic Member Contributions made in respect of an Accountholder at any time during the current or immediately preceding calendar year, any Basic Employer Contributions made in respect of the Accountholder at any time during the current or immediately preceding calendar year, any Shares purchased with any such contributions and the net proceeds received by or credited to the Trustee in respect of any sale of such Shares; and
          (ii) an Unrestricted Account, to which shall be credited all other contributions, the amounts referred to in paragraph (c) hereof, any Shares purchased with such contributions or amounts and the net proceeds received by or credited to the Trustee in respect of any sale of such Shares.

3. Section 8A of the Plan (Crown Vantage Account) is amended by deleting the word "and" at the end of subparagraph 8A(a)(ii), replacing the period at the end of paragraph 8A(a)(iii) with "; and", and adding the following subparagraph 8A(a)(iv):

          (iv) the net proceeds received by or credited to the Trustee in respect of any sale of any Crown Vantage Shares held in the Accountholder's Crown Vantage Account.

4. Section 11 (Payments Out of the Plan) is amended by replacing Section 11(c) with the following:

           (c) A distribution (other than a distribution from an Accountholder's Crown Vantage Account, which shall be treated as a distribution from the Unrestricted Account) shall be deemed to be made from an Accountholder's Accounts in the following order:

               (i) the Unrestricted Account (other than the portion thereof represented by the Accountholder's Crown Vantage
                   Account); and

              (ii) the Restricted Account.

5.	Section 11 is further amended by adding the following Section 11(e):

           (e) An Accountholder may, in lieu of receiving a distribution of whole Shares or Crown Vantage Shares as provided in section 11(a) or (b) hereof, direct in his application to the Plan Administrator that all or a portion of the Shares or Crown Vantage Shares to which he would otherwise be entitled be sold and the net proceeds distributed to him.